S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 10-09

  September 9, 2009

INTRODUCING “VIDEO-GRAMS”

SAMEX is implementing "video-grams" as an audio-visual communications medium that will be utilized in conjunction with news releases and upcoming website enhancements.  The "video-grams" are high resolution screen-casts that will include descriptive narratives, video, photographs, maps and graphics to assist shareholders and investors in understanding the Company's gold/silver exploration projects.

SAMEX is pleased with the opportunity to enhance its communication capabilities with this very cost effective medium.  “Video-grams” will be created in-house and will be posted to the Company's website from time to time and accompany technical exploration updates and graphic plates as appropriate.  A video-gram entitled “Introducing Video-grams” has been posted on the Company’s website (www.samex.com) to illustrate this medium.

"We believe these brief “video-grams” will be an excellent way to help communicate our exploration activities to investors”.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.